Exhibit 99.4

               APPLIED DIGITAL SOLUTIONS, INC. AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  INTRODUCTION

         The accompanying unaudited pro forma condensed consolidated financial statements reflect the consolidated financial position of Applied Digital
Solutions, Inc. (formerly Applied Cellular Technology, Inc.), (the "Company") as of March 31, 1999, and the results of its condensed consolidated operations for the three months ended March 31, 1999 and the year ended December 31, 1998 after giving pro forma effect to the acquisition of Bostek, Inc. and Micro Components
International, Incorporated (collectively, "Bostek").

         On June 4, 1999, our subsidiary, Intellesale.com, acquired all of the outstanding common shares of Bostek in a transaction accounted for under the purchase method of accounting. The aggregate purchase price was approximately
$25.1 million, of which approximately $10.1 million was paid in cash at closing which was financed through borrowings under our Term Loan B facility with IBM
Credit Corporation, and the balance, approximately $15.0 million, will be payable in cash or Intellesale.com stock over time. An additional $5.0 million of purchase price is contingent upon Bostek achieving certain earnings targets in the next twenty-four months. The purchase price for Bostek was assigned to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date, which approximated their book values. Based on such allocations, the aggregate purchase price exceeded the estimated fair value of the net assets acquired (goodwill) by approximately $20.9 million, which is being amortized over 20 years and will result in an annual amortization charge of approximately $1.0 million. Any additional amounts paid out under the purchase price contingency provision noted above are expected to result in additional goodwill.

         The unaudited pro forma condensed consolidated balance sheet is based on the historical balance sheets of the Company and Bostek as of March 31, 1999 and has been prepared to reflect the acquisition by the Company of Bostek as of March 31, 1999. The unaudited pro forma condensed consolidated statements of operations are based on the historical statements of operations of the Company and Bostek for the three months ended March 31, 1999 and for the year ended
December 31, 1998 and have been prepared to reflect the acquisition by the Company of Bostek as if the acquisition occurred on January 1, 1999 and January
1, 1998, respectively. The unaudited pro forma financial information does not purport to be indicative of actual results that would have been achieved had the acquisitions actually been completed on the dates indicated on the following pages nor of actual results which may be achieved in the future.


                                                                               1
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

--------------------------------------------------------------------------------------------------------------
                                       Applied Digital Solutions, Inc.
                           Unaudited Pro Forma Condensed Consolidated Balance Sheet
                                                March 31, 1999
                                                   ($'000)

                                               Company     Bostek, Inc. and    Proforma            Proforma
                                               Actual       Affiliate (a)     Adjustments        Consolidated


Current assets                                 $  64,578      $   10,816     $       -          $   75,394
Property, plant and equipment, net                15,914             329             -              16,243
Notes receivable                                   1,538               -             -               1,538
Goodwill, net                                     41,708               -        20,946 (b)          62,654
Other assets                                       8,326               -             -               8,326
                                               ---------      ----------     ---------          ----------
Total assets                                   $ 132,064      $   11,145     $  20,946          $  164,155
                                               =========      ==========     =========          ==========

Current liabilities                            $  55,772      $    6,836     $  15,200 (b)      $   77,808
Long term debt                                     3,081               -        10,055 (b)          13,136
                                               ---------      ----------     ---------          ----------
Total liabilities                                 58,853           6,836        25,255              90,944

Minority interest                                  3,204               -             -               3,204
Stockholders' equity                              70,007           4,309       (4,309) (b)          70,007
                                               ---------      ----------     ---------          ----------
Total liabilities and stockholders' equity     $ 132,064      $   11,145     $  20,946          $  164,155
                                               =========      ==========     =========          ==========




See accompanying notes to the unaudited pro forma condensed consolidated financial statements           2


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


                                         Applied Digital Solutions, Inc.
                        Unaudited Pro Forma Condensed Consolidated Statement of Operations
                                    For the three months ended March 31, 1999
                                                     ($'000)

                                                Company      Bostek, Inc. and     Proforma        Proforma
                                                Actual        Affiliate (c)      Adjustments    Consolidated
Revenues                                        $ 51,573      $  20,180          $    -         $   71,753
Cost of goods sold                                33,176         18,018               -             51,194
                                               ----------     ---------          -------        -----------
Gross profit                                      18,397          2,162               -             20,559
Operating expenses                                20,062          1,611             266 (d)         21,939
                                               ----------     ---------          -------        -----------
Operating income (loss)                           (1,665)           551            (266)            (1,380)
Interest income                                      134              -               -                134
Interest expense                                    (445)           (94)           (211)(e)           (750)
                                               ----------     ---------          -------        -----------
Income (loss) before (benefit) provision
for income taxes and minority interest            (1,976)           457            (477)            (1,996)
(Benefit) provision for income tax                  (575)             -              71 (f)           (504)
                                               ----------     ---------          -------        -----------
Income (loss) before minority interest            (1,401)           457            (548)            (1,492)
Minority Interest                                    244              -               -                244
                                               ----------     ---------          -------        -----------
Net income (loss)                                 (1,645)           457            (548)            (1,736)
Dividends                                              -                             -                   -
                                               ----------     ---------          -------        -----------
Net income (loss) applicable to common
shareholders                                   $  (1,645)     $     457          $ (548)        $   (1,736)
                                               ==========     =========          =======        ===========
Net (loss) per common share - Basic            $   (0.04)                                       $    (0.04)
Net (loss) per common share - Diluted          $   (0.04)                                       $    (0.04)
Weighted average number of common shares
outstanding - basic                               41,236                                            41,236
Weighted average number of common shares
outstanding - diluted                             41,909                                            41,909



See accompanying notes to the unaudited pro forma condensed consolidated financial statements            3

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

                                             Applied Digital Solutions, Inc.
                            Unaudited Pro Forma Condensed Consolidated Statement of Operations
                                           For the year ended December 31, 1998
                                                         ($'000)

                                                Company      Bostek, Inc, and     Proforma            Pro Forma
                                                Actual         Affiliate (g)     Adjustments          Consolidated
Revenues                                       $ 207,081      $  60,772          $      -             $    267,853
Cost of goods sold                               142,893         53,366                 -                  196,259
                                               ----------     ----------         ---------            -------------
Gross profit                                      64,188          7,406                 -                   71,594
Operating expenses                                55,253          5,720             1,095 (h)               62,028
                                               ----------     ----------         ---------            -------------
Operating income                                   8,935          1,686            (1,095)                   9,526
Interest and other income                            420            392                 -                      812
Interest expense                                  (1,653)          (353)             (846)(i)               (2,852)
                                               ----------     ----------         ---------            -------------
Income before provision for income taxes
   and minority interest                           7,702          1,725            (1,941)                   7,486
Provision for income tax                           2,588             28               267 (j)                2,883
                                               ----------     ----------         ---------            -------------
Income before minority interest                    5,114          1,697            (2,208)                   4,603
Minority interest                                    424              -                 -                      424
                                               ----------     ----------         ---------            -------------
Net income                                         4,690          1,697            (2,208)                   4,179
Dividends                                             44              -                 -                       44
                                               ----------     ----------         ---------            -------------
Net income applicable to
common shareholders                             $  4,646      $   1,697          $ (2,208)            $      4,135
                                               ==========     ==========         =========            =============
Net income per common share - Basic             $   0.14                                              $       0.13
Net income per common share - Diluted           $   0.13                                              $       0.12
Weighted average number of common shares
outstanding - basic                               32,318                                                    32,318
Weighted average number of common shares
outstanding - diluted                             34,800                                                    34,800



See accompanying notes to the unaudited pro forma condensed consolidated financial statements                   4

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                APPLIED DIGITAL SOLUTIONS, INC. AND SUBSIDIARIES
  NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The unaudited pro forma condensed  consolidated  balance sheet at March
31, 1999 gives effect to the financial position, as if the acquisition of Bostek occurred on March 31, 1999. Such consolidated financial position is not necessarily indicative of the consolidated financial position of the Company as it may be in the future, or as it might have been had these events been effective as of or prior to March 31, 1999.

         The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 1999 gives effect to the consolidated results of operations for the three months ended March 31, 1999 as if the acquisition of Bostek occurred on January 1, 1999. These results are not necessarily indicative of the consolidated results of operations of the Company as they may be in the future, or as they might have been had these events been effective on January 1, 1999.

         The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to the consolidated results of operations for the year ended December 31, 1998 as if the acquisition of Bostek occurred on January 1, 1998. These results are not necessarily indicative of the consolidated results of operations of the Company as they may be in the future, or as they might have been had these events been effective on January 1, 1998.

         The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of the Company and of Bostek and related notes thereto.

PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE
SHEET AT MARCH 31, 1999 ARE AS FOLLOWS:



(a).     Represents  the   historical  unaudited  condensed  combined  financial
         position of Bostek at March 31, 1999.


(b).     Reflects  the  adjustments  necessary to record the purchase of Bostek,
         Inc. and Affiliate,  consisting of accruals of $15.0 million due to the
         Bostek sellers in the future,  accrued  expenses in connection with the
         acquisition  of  $0.2  million,   and  $10.055  million  in  additional
         long-term  debt incurred in  connection  with the payment to the Bostek sellers at  closing.  Bostek's  historical  equity is  eliminated  and, assuming  the book value of Bostek's net assets  represents  their fair
         value,   (since  Bostek  consists   primarily  of  current  assets  and
         liabilities  and  property  and  equipment   approximate  fair  value),
         goodwill of $20.946  million has been recorded for the amount of excess of cost over fair value of net assets acquired.


PRO  FORMA  ADJUSTMENTS  FOR THE  UNAUDITED  PRO  FORMA  CONDENSED  CONSOLIDATED
STATEMENT  OF  OPERATIONS  FOR THE THREE  MONTHS  ENDED  MARCH  31,  1999 ARE AS
FOLLOWS:

(c). Represents the historical unaudited condensed combined results of Bostek for the three months ended March 31, 1999.

(d). Represents the net increase to amortization expense for the three months ended March 31, 1999 for goodwill relative to the acquisition of Bostek amortized over a period of twenty years, as follows:

                                                               ($ in thousands)

         Pro forma Goodwill at January 1, 1999                     $ 21,268
         Divided by 20 years for annual amortization               $  1,063
         Divided by 4 for quarterly amortization                   $    266



(e). Represents the net increase to interest expense for the three months ended March 31, 1999 associated with debt issued in connection with the purchase of Bostek, based upon borrowing the $10.055 million paid to the Bostek sellers at closing, borrowed at a 8.41% interest rate.

(f). Represents an increase in the tax provision due to Bostek's earnings, as reduced by pro forma interest expense, multiplied by the Company's effective income tax rate. Bostek was an S-Corp for tax purposes and accordingly no provision was made for federal income taxes on a pre-acquisition historical basis. Amortization is not deducted in computing the pro forma income tax provision.


PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 ARE AS FOLLOWS:

(g).     Represents  the  historical   audited   condensed   combined results of
         Bostek,  Inc. and Affiliate for the year ended December 31, 1998.

(h). Represents the net increase to amortization expense for the year ended December 31, 1998 for goodwill relative to the acquisition of Bostek amortized over a period of twenty years, as follows:

                                                               ($ in thousands)

         Pro forma Goodwill at January 1, 1998                     $ 21,905
         Divided by 20 years for annual amortization               $  1,095

(i). Represents the net increase to interest expense for the year ended December 31, 1998 associated with debt issued in connection with the purchase of Bostek, based upon borrowing the $10.055 million paid to the Bostek sellers at closing, borrowed at a 8.41% interest rate.

(j). Represents an increase in the tax provision due to Bostek's earnings as reduced by pro forma interest expense, multiplied by the Company's effective income tax rate. Bostek was an S-Corp for tax purposes and accordingly no provision was made for federal income taxes on a pre-acquisition historical basis. Amortization is not deducted in computing the pro forma income tax provision.